UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 by Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), in connection with the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017, by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub with the SEC on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates described below.

Item 8.	Additional Information.

1.	The section entitled “Regulatory Approvals—U.S. Antitrust Laws” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second and third paragraphs thereof and replacing them in their entirety with the following:

“Under the HSR Act, Merger Sub’s purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Merger Sub, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. At 11:59 p.m., New York City time, on April 7, 2017, the required 15 calendar day waiting period under the HSR Act applicable to the Offer expired.”

2.	The section entitled “Regulatory Approvals—German Merger Control Approval” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence thereof and replacing it in its entirety with the following:

“On April 4, 2017, the waiting period required for approval of the Offer by the FCO was terminated by the FCO.”

3.	The section entitled “Regulatory Approvals—Austrian Antitrust Laws” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence thereof and replacing it in its entirety with the following:

“On April 7, 2017, the waiting period required for approval of the Offer by the FCA expired.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nimble Storage, Inc.

Date: April 10, 2017	By:	/s/ Anup Singh
Anup Singh Chief Financial Officer